SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________

FORM 11-K

___________________

(Mark One)

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the Fiscal Year Ended December 31, 2016

[     ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number 001-33994

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERFACE, INC. SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

INTERFACE, INC.

2859 PACES FERRY ROAD, SUITE 2000

ATLANTA, GA 30339

Interface, Inc.

Savings and Investment Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2016 and 2015

With Report of Independent Registered Public Accounting Firm

Interface, Inc.

Savings and Investment Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Interface, Inc. Savings and Investment Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for benefits of the Interface, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Atlanta, GA

June 23, 2017

Interface, Inc.

Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31,	2016	2015

Assets
Investments, at fair value:
Common/collective trust	$83,716,379	$75,277,386
Mutual funds	33,769,386	31,954,649
Interface, Inc. stock fund	5,763,633	6,683,096
TradeLink Investments – self-directed brokerage	1,043,925	945,038

Total Investments	124,293,323	114,860,169

Receivables:
Participant contributions	169,581	159,744
Notes receivable from participants	4,722,087	4,760,096
Employer contributions	60,659	58,407

Total Receivables	4,952,327	4,978,247

Net assets available for benefits	$129,245,650	$119,838,416

See accompanying notes to financial statements.

Interface, Inc.

Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31,	2016	2015

Additions to:

Investment income:
Interest and dividend income from mutual funds	$1,450,375	$2,348,367
Interest income from common collective trust	289,020	388,092
Dividend income from Interface, Inc. stock fund	73,972	61,888
Net appreciation (depreciation) in fair market value of investments	5,512,048	(1,018,693)

Net investment income	7,325,415	1,779,654

Interest income from notes receivable from participants	213,967	190,610

Contributions:
Participant	8,298,649	7,595,348
Employer	3,079,907	2,924,103
Participant rollovers	257,686	376,425

Total contributions	11,636,242	10,895,876

Total additions	19,175,624	12,866,140

Deductions to:

Benefits paid to participants	9,749,270	11,185,164
Administrative expenses	19,120	21,449

Total deductions	9,768,390	11,206,613

Net increase in net assets available for benefits	9,407,234	1,659,527

Net assets available for benefits, beginning of year	119,838,416	118,178,889

Net assets available for benefits, end of year	$129,245,650	$119,838,416

See accompanying notes to financial statements.

Interface, Inc.

Savings and Investment Plan –

Notes to Financial Statements

1. Description of Plan

The following description of the Interface, Inc. (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.

General - The Plan is a defined contribution plan established on October 1, 1988 covering substantially all full-time employees of Interface, Inc. and adopting domestic subsidiaries who have six months of service and are age eighteen or older. The Plan also covers part-time employees of the Company who have twelve months of service and are age eighteen or older. The Interface, Inc. Administrative Committee is responsible for oversight of the Plan, including the determination of the appropriateness of the Plan’s investment offerings and monitoring of the investment performance.

b.

Contributions – Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan, up to a maximum of $18,000 for 2016 and $18,000 for 2015. Participants who have attained age 50 before the end of the plan year were eligible to make catch-up contributions of $6,000 for 2016 and $6,000 for 2015. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at three percent of eligible compensation and their contributions are invested in the appropriate target date fund until changed by the participant. Deferral percentages for automatically enrolled participants increase one percent annually up to ten percent. The Company contributes fifty percent of the first six percent of eligible compensation that a participant contributes to the Plan. Additional profit-sharing amounts may be contributed at the option of the Company’s Board of Directors in the form of cash or Company common stock. No additional profit-sharing amounts were contributed by the Company to the Plan during the years ended December 31, 2016 and 2015. Contributions are subject to certain limitations.

c.	Participant Accounts - Each participant’s account is credited with the participant’s contributions and company matching contributions as well as allocations of the Company’s profit sharing contribution and Plan earnings. Participant’s accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.	Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based ratably on years of continuous service. A participant is 100 percent vested after five years of credited service beginning with 20 percent after year one.

e.

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Each loan is secured by the balance in the borrowing participant’s account and bears interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator on the date of the loan. Interest rates are currently equal to the prime rate plus one percent. Principal and interest are paid ratably through payroll deductions.

f.

Payment of Benefits - On termination of service due to death, disability, retirement, or separation of service, a participant is eligible to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account. Vested balances less than $1,000 may be automatically distributed in the form of cash after termination of employment. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.

Forfeited Accounts – At December 31, 2016 and 2015, forfeited accounts totaled $18,641 and $12,993, respectively. These accounts will be used to reduce future employer contributions. In 2016 and 2015, the Plan used $302,640 and $105,606, respectively, of the forfeited account balances to reduce employer contributions.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Recently Issued Accounting Pronouncements

In May of 2015, the FASB issued an accounting standard update which addresses the elimination of certain disclosure requirements for assets valued using the net asset value per share as a practical expedient. This standard is effective for the Plan’s 2016 fiscal year and relates only to disclosure. The plan adopted this standard as of January 1, 2016 and has updated disclosure to identify assets valued using the net asset value per share as a practical expedient.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for further discussion of fair value measurements. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common collective trusts are valued at net asset value per share as a practical expedient. The Company common stock fund is valued based upon the quoted market price for Interface, Inc. common stock. Self-directed brokerage accounts are valued at the asset value of investments held at year end. There have been no changes in the valuation methodology used at December 31, 2016 and 2015 except as required by adoption of new accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses as they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Payments are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation or depreciation of fair value of investments.

3. Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure estimated fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under accounting standards are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in the active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
● Quoted prices for similar assets in active markets;
● Quoted prices for identical or similar assets in inactive markets;
● Inputs other than quoted prices that are observable for the asset; and
● Inputs that are derived principally from or corroborated by observable data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobserved and significant to the fair value measurement.

Net Asset Value

Common/collective trusts are valued using the net asset value (“NAV”) of the trust as reported by the trust’s manager as a practical expedient and are not classified in the fair value hierarchy in accordance with applicable accounting standards.

The following tables set forth, by level within the fair value hierarchy, the Plan assets at fair value as of December 31, 2016 and 2015, respectively. As required by accounting standards, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Assets at Fair Value as of December 31, 2016

Investment Type	Level 1	NAV	Total
Mutual Funds (by class)
Money Market	$2,085,384	$--	$2,085,384
Stock	16,205,618	--	16,205,618
Bond	6,063,908	--	6,063,908
Multi-Class	9,414,476	--	9,414,476
Total Mutual Funds	33,769,386	--	33,769,386

Interface, Inc. Stock Fund	5,763,633	--	5,763,633
Common/Collective Trusts	--	83,716,379	83,716,379
Self Directed Brokerage
Common Stock	1,043,925	--	1,043,925
Total assets at fair value	$40,576,944	$83,716,379	$124,293,323

At December 31, 2016, the Plan had no unfunded commitments related to Common/Collective Trust Funds. The redemption of Common/Collective Trust Funds is subject to the preference of the individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemptions fees.

Assets at Fair Value as of December 31, 2015

Investment Type	Level 1	NAV	Total
Mutual Funds (by class)
Money Market	$2,024,000	$--	$2,024,000
Stock	16,419,211	--	16,419,211
Bond	5,114,586	--	5,114,586
Multi-Class	8,396,852	--	8,396,852
Total Mutual Funds	31,954,649	--	31,954,649

Interface, Inc. Stock Fund	6,683,096	--	6,683,096
Common/Collective Trust	--	75,277,386	75,277,386
Self Directed Brokerage
Common Stock	945,038	--	945,038
Total assets at fair value	$39,582,783	$75,277,386	$114,860,169

There were no investments utilizing Level 2 or Level 3 inputs as of December 31, 2016 and December 31, 2015

4.	Related Party Transactions	Certain Plan investments are shares of mutual funds, units of common collective trusts and units of a stable value fund managed by T. Rowe Price Trust Company. T. Rowe Price Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the Plan for investment management services are included in net appreciation (depreciation) in fair value of the investment as they are paid through revenue sharing; rather than a direct payment. The Plan Sponsor pays directly any other fees related to the Plan’s operations.

At December 31, 2016 and 2015, the Plan held 310,708 and 349,169 shares, respectively, of common stock of Interface, Inc., the sponsoring employer. The Plan also issues loans to participants that are secured by the balances in the respective participants’ accounts. Administrative expenses for the year ended December 31, 2016 and 2015 were $19,120 and $21,449, respectively, and are included in deductions from net assets in the statement of changes in net assets available for Plan benefits.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, and to amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

On January 31, 2014, the Company requested that a favorable letter of determination be issued to the Company to confirm that the Plan, as amended and restated, is qualified in its entirety pursuant to the applicable requirements of the Internal Revenue Code (“IRC”).

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 2, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	Reconciliation of the Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 to Form 5500:

Net assets available for benefits per the financial statements	$119,838,416

Fair value adjustment per Form 5500 reporting	13,842

Net assets available for benefits per Form 5500	$119,852,258

The following is a reconciliation of the net increase in assets available for benefits per the financial statements for the year ended December 31, 2016 to Form 5500.

Net increase in assets available for benefits per the financial statements:	$9,407,234

Fair value adjustment per Form 5500 reporting	(13,842)

Net increase in assets available for benefits per Form 5500	$9,393,392

9.	Subsequent Events	The Plan has evaluated subsequent events through June 23, 2017, the date the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE INTERFACE, INC. SAVINGS AND INVESTMENT PLAN By: /s/ Bruce A. Hausmann Bruce A. Hausmann, Member

Date:   June 23, 2017

EXHIBIT INDEX

Exhibit No.	Document

23.1	Consent of Independent Registered Public Accounting Firm

SUPPLEMENTAL SCHEDULE

Interface, Inc.

Savings and Investment Plan

EIN: 58-1451243 Plan #: 002

Form 5500, Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2016

	(b)	(c)		(e)
	Identity of issuer,	Description of	(d)	Current
(a)	borrower, lessor, or similar party	Investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Value

	Common Collective Trusts:
*	T. Rowe Price Blue Chip Growth Trust	512,285 units		$13,432,106
*	T. Rowe Price Retirement Balanced	4,075 units		52,969
*	T. Rowe Price Retirement 2005 Trust	7,046 units		94,071
*	T. Rowe Price Retirement 2010 Trust	27,214 units		375,551
*	T. Rowe Price Retirement 2016 Trust	94,287 units		1,364,335
*	T. Rowe Price Retirement 2020 Trust	330,191 units		4,972,675
*	T. Rowe Price Retirement 2025 Trust	366,038 units		5,713,858
*	T. Rowe Price Retirement 2030 Trust	369,445 units		5,944,365
*	T. Rowe Price Retirement 2035 Trust	303,255 units		4,982,474
*	T. Rowe Price Retirement 2040 Trust	331,506 units		5,512,937
*	T. Rowe Price Retirement 2045 Trust	220,584 units		3,670,524
*	T. Rowe Price Retirement 2050 Trust	163,584 units		2,722,032
*	T. Rowe Price Retirement 2055 Trust	40,767 units		677,147
*	T. Rowe Price Retirement 2060 Trust	7,855 units		84,052
*	T. Rowe Price Equity Income Trust D	571,641 units		11,066,976
*	T. Rowe Price Equity Income Trust CL A	63,478 units		5,076,300
*	T. Rowe Price Stable Value Fund	17,974,007 units		17,974,007
	Total Common Collective Trusts			$83,716,379

	Oppenheimer International Bond Fund	59,628 shares		$334,513
	PIMCO Total Return Admin Fund	91,962 shares		922,380
*	T. Rowe Price Spectrum Income Fund	387,975 shares		4,807,016
	Allianz Technology Admin Fund	50,290 shares		2,595,474
	Ariel Appreciation Fund	84,063 shares		3,954,322
*	T. Rowe Price Balanced Fund	428,320 shares		9,414,476
	Harbor International Fund	35,826 shares		2,092,601
	Janus Overseas Fund	11,559 shares		292,787
	N&B Socially Responsible Fund	40,969 shares		1,396,641
	Vanguard Prime Money Market Fund	2,085,384 shares		2,085,383
	Victory Munder Midcap Core GR Fund	86,244 shares		3,033,208
	William Blair Small Cap Growth Fund	112,543 shares		2,840,585
	Total Mutual Funds			$33,769,386

	Tradelink Investments - Self-Directed Brokerage	Various publicly traded equity investments		1,043,925

*	Interface, Inc. Stock Fund - Employer Securities	310,708 shares		5,763,633

*	Participant Loans	4.25% - 9.25%	-0-	4,722,087

	Total			$129,015,410
			* Party-in-interest
	** The Cost of Participant-directed investments is not required to be disclosed